NSSC HOLDINGS LLC

INVESTMENT AGREEMENT

This is an Investment Agreement, entered into by and between NSSC Holdings LLC, a Delaware limited liability company (the "Company") and [INVESTOR NAME]_____ ("Purchaser").

Background

The Company is offering for sale certain securities on www.WeFunder.com (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). The Company is sometimes referred to using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of SAFE**.

2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a Simple Agreement for Future Equity for [hyperlink to investment amount] (the "SAFE").

2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your SAFE. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your SAFE**. You will not receive a paper certificate representing your SAFE. Instead, your SAFE will be available electronically.

6. **Your Promises**. You promise that:

6.1.**Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.**Review of Information**. You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed and understand the SAFE.

6.3.**Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risk Factors" in the Disclosure Document.

6.4.**Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5.**No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.**Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.**Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the SAFE.

6.8.**No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the SAFE or made any finding relating to the value or fairness of the investment.

6.9.**No Transfer**. You understand that under the SAFE may not be transferred without our consent. Also, securities laws limit transfer of the SAFE. Finally, there is currently no market for the SAFE, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the SAFE indefinitely.

6.10.**No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.**Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the SAFE.

6.12.**Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.**Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the SAFE, not on behalf of anyone else.

6.14.**Investment Purpose**. You are purchasing the SAFE solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.15.**Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.**Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the SAFE.

6.17.**Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.**Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.**No Violations**. Your purchase of the SAFE will not violate any law or conflict with any contract to which you are a party.

6.20.**Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.**No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.**Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.**Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.**Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of SAFEs is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.**Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.**Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.**Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3.**Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.**Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1.**Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2.**Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3.**Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the SAFE, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4.**Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.5.**Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6.**Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated

by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the SAFE.

8. **Re-Purchase of SAFE**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your SAFE for an amount equal to the amount you paid for it.

9. **Governing Law**. Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

10. **Execution of SAFE**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the SAFE, just as if you had signed a paper copy of the SAFE in blue ink.

11. **Arbitration**.

11.1.**Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the SAFE, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the SAFE will be handled in the manner described in the SAFE.

11.2.**Place of Arbitration; Rules**. All arbitration will be conducted in Pittsburgh, Pennsylvania, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.**Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.**Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at ___________________. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the SAFE until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2.**Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4.**No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5.**Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

Investor Signature
____
Signature

ACCEPTED:

NSSC HOLDINGS LLC

By *Founder Signature*
____
Eve Picker, CEO

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

NSSC HOLDINGS LLC

SIMPLE AGREEMENT FOR FUTURE EQUITY

This SAFE has been granted by NSSC Holdings LLC, a Delaware corporation (the "Company") to [INVESTOR NAME]____ (the "Investor") in exchange for payment by the Investor of $ $[AMOUNT] (the "Purchase Amount") pursuant to an Investment Agreement between the Company and the Investor.

1. **Definitions**. Capitalized terms not otherwise defined in this SAFE will have the meanings set forth in this section 1.

1.1. "Common Units" means the Units most similar to the common stock of a Delaware corporation or, if the Company has been converted to a corporation, its common stock.

1.2. "Conversion Shares" (for purposes of determining the type of Equity Securities issuable upon conversion of this SAFE) means:

1.2.1. With respect to a conversion pursuant to section 2.1, shares of the Equity Securities issued in the Next Equity Financing; and

1.2.2. With respect to a conversion pursuant to section 2.2, shares of Common Units.

1.3. "Conversion Price" means:

1.3.1. With respect to a conversion pursuant to section 2.1, the lesser of (i) the product of (x) one hundred percent (100%) *less* the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; and

1.3.2. With respect to a conversion pursuant to section 2.2, the quotient resulting from dividing (i) the Valuation Cap by (ii) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

1.4.“Corporate Transaction” means:

1.4.1.The closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company’s assets (but not including a Dissolution);

1.4.2.The consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Units immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

1.4.3.The closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a “person” or “group” (within the meaning of section 13(d) and section 14(d) of the Exchange Act), of the Company’s limited liability company interest if, after such closing, such person or group would become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

A transaction will not constitute a “Corporate Transaction” if its sole purpose is to change the state of the Company’s formation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately prior to such transaction. Nor will the sale of Equity Securities in a bona fide financing transaction or a change in the Company’s structure from a limited liability company to a corporation be deemed a “Corporate Transaction.”

1.5.“Direct Listing” means the Company’s initial listing of its Common Units (other than shares of Common Units not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital units of the Company for resale, as approved by the Company’s board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

1.6.“Discount” means twenty-five percent (25%).

1.7.“Dissolution” means (i) a voluntary termination of the Company’s operations; (ii) a general assignment for the benefit of the Company's creditors; or (iii) a liquidation, dissolution or winding up of the Company (other than a Corporate Transaction), whether voluntary or involuntary.

1.8.“Equity Securities” means (i) Common Units; (ii) any securities conferring the right to purchase Common Units; or (iii) any securities directly or indirectly convertible into, or

exchangeable for (with or without additional consideration) Common Units. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes issued by the Company; and (iii) any SAFEs (including this SAFE) issued by the Company.

1.9. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

1.10. "Fully Diluted Capitalization" means the number of issued and outstanding Common Units, assuming the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including Units in the nature of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase Common Units. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company; (ii) any SAFEs (including this SAFE) issued by the Company; and (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

1.11. "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Units pursuant to a registration statement filed under the Securities Act.

1.12. "Liquidity Transaction" means (i) a Corporate Transaction, (ii) an Initial Public Offering, or (iii) a Direct Listing, but does not include a Dissolution.

1.13. "Next Equity Financing" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this SAFE where (i) the Equity Securities are sold for a fixed price (although the price might vary from purchaser to purchaser), and (ii) the aggregate Equity Securities issued represent at least seven and one-half percent (7.5%) of the Company's total Equity Securities based on the Fully Diluted Capitalization at the time of issuance.

1.14. "Offering" means the offering of SAFEs in the aggregate amount of approximately Five Hundred Thousand Dollars ($500,000) beginning on or around December 1, 2021.

1.15. "Preferred Stock" means the Units, if any, most similar to a series of preferred stock of a Delaware corporation or, if the Company has been converted to a corporation, any series of its preferred stock.

1.16. "Requisite Investors" means the holders of a majority-in-interest of the aggregate purchase price of all SAFEs issued by the Company in the Offering.

1.17. "SAFE" means any simple agreement for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes and which may convert into the Company's Units in accordance with its terms.

1.18. "Securities Act" means the Securities Act of 1933, as amended.

1.19. "Subsequent Convertible Securities" means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other SAFEs, convertible debt instruments and other convertible securities. "Subsequent Convertible Securities" excludes (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

1.20."Units" means the limited liability company interests of the Company.

1.21."Valuation Cap" means (i) if Investor purchases this SAFE through WeFunder.com before the Company has raised at least Two Hundred Fifty Thousand Dollars ($250,000) in the WeFunder Offering, Nine Million Dollars ($9,000,000); and (ii) otherwise, Ten Million Dollars ($10,000,000).

1.22."WeFunder Offering" means offering of SAFEs on WeFunder.com beginning on or around October 1, 2022.

2. **Conversion**. This SAFE will be convertible into Equity Securities pursuant to the following terms.

2.1.**Next Equity Financing Conversion**. This SAFE will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (i) the Purchase Amount by (ii) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Investor in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

2.2.**Liquidity Event**. In the event of a Liquidity Event prior to the conversion of this SAFE pursuant to section 2.1, at the closing of such Liquidity Event, the Investor may elect that either (i) the Company will pay the Investor an amount equal to one hundred ten percent (110%) of the Purchase Amount, or (ii) this SAFE will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (A) the Purchase Amount by (B) the applicable Conversion Price.

3. **Mechanics of Conversion**.

3.1. **Execution of Documents**. Upon the conversion of this SAFE pursuant to section 2.1, the Investor will execute and deliver to the Company all of the transaction documents related to the Next Equity Financing requested by the Company; *provided,* that such documents (i) are the same documents to be entered into with the new investors in such Next Equity Financing, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

3.2. **Certificates**. As promptly as practicable after the conversion of this SAFE and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Shares (if certificated) to the Investor, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Investor. The Company will not be required to issue or deliver the Conversion Shares until the Investor has surrendered this SAFE to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this SAFE pursuant to section 2.1 and section 2.2 may be made contingent upon the closing of the Next Equity Financing and Liquidity Event, respectively.

4. **Dissolution**. In the event of a Dissolution while this SAFE is outstanding, this SAFE shall be treated in the same manner as standard non-participating preferred stock of a corporation. Thus, tthe Company will pay the Investor an amount equal to the Purchase Amount immediately prior to, or concurrently with, the consummation of the Dissolution. The Company’s obligation will rank senior in right of payment to the Company’s Common Units and *pari passu* with any convertible debt.

5. **No Rights as a Stockholder**. The Investor is not entitled by virtue of holding this SAFE to be deemed a member of the Company or an owner of Units for any purpose, nor will anything contained in this SAFE be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote on any matter, to receive distributions, or to receive information about the Company.

6. **Most Favored Nation for Convertible Securities**. If the Company issues any Subsequent Convertible Securities prior to termination of this SAFE, the Company will promptly provide the Investor with written notice thereof, together with a copy of all documentation relating to such Subsequent Convertible Securities and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this instrument, the Investor will notify the Company in writing. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this instrument to be identical to the instrument(s) evidencing the Subsequent Convertible Securities.

7. **Restriction on Transfer**. The Investor may not transfer this SAFE or any interest in this SAFE, with or without consideration, without the prior written consent of the Company, which may be withheld in the sole discretion of the Company, provided that if the Investor is an individual, this SAFE may be assigned by the Investor to his or her estate upon death.

8. **First Right of Refusal**.

8.1.**In General**. In the event the Investor receives an offer from a third party to acquire all or a portion of his, her, or its SAFE, then he, she, or it shall notify the Company, specifying the portion of the SAFE to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Investor whether the Company or a person designated by the Company elects to purchase the SAFE on the terms set forth in the Sales Notice.

8.2.**Special Rules**. The following rules shall apply for purposes of this section:

8.2.1.If the Company elects not to purchase the SAFE or fails to respond to the Sales Notice within the thirty (30) day period described above, the Investor may proceed with the sale to the proposed purchaser, subject to section 7.

8.2.2.If the Company elects to purchase the SAFE, it shall do so within thirty (30) days.

8.2.3.If the Company elects not to purchase the SAFE, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Investor and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Investor and the purchaser shall be treated as a new offer and shall again be subject to this section.

8.2.4.If the Company elects to purchase the SAFE in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Investor and the proposed purchaser. Thus, for example, if the Investor and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Company shall have the effect of a non-binding letter of intent with the Investor. Conversely, if the Investor and the purchaser have entered into a binding definitive agreement, the election of the Company shall have the effect of a binding definitive agreement. If the Investor and the Company are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

9. **Application to Entities**. If the Investor is a Special Purpose Entity, the restrictions set forth in section 7 and section 8 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

10. **Amendment**. Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor, or (ii) the Requisite Investors; provided, however, that (x) the Purchase Amount may not be changed without the consent of the Investor, (y) the Investor's consent shall be solicited for any proposed change, and (z) any change made without the Investor's consent shall treat all investors in the same manner.

11. **Tax Treatment**. The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as equity for all income tax purposes under the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

12. **Governing Law**. This SAFE shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. The Company and Investor hereby (i) consent to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Pittsburgh, Pennsylvania, (ii) agree that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agree that any such court shall have *in personam* jurisdiction over both parties, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

13. **Notices**. Any notice or document required or permitted to be given under this SAFE may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company, to the email address of the Investor provided by the Investor in his, her, or its Investment Agreement, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

14. **Waiver of Jury Trial**. ANY CONTROVERSY THAT MAY ARISE UNDER THIS SAFE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, THE INVESTOR AND THE COMPANY IRREVOCABLY AND

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_________.

COMPANY:

NSSC Holdings, LLC

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited